UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09689

PERRIGO COMPANY

(Exact Name of Registrant as Specified in Its Charter)

515 Eastern Avenue, Allegan, Michigan 49010

(269) 673-8451

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, no par value per share

2.950% Notes due 2023 issued under

Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-188395)

Unissued securities registered under

Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-188395)

(Title of Each Class of Securities Covered by This Form)

None

(Titles of All Other Classes of Securities for which a Duty to File Reports under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One

2.950% Notes due 2023 issued under Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-188395): None

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-188395): None

Pursuant to the requirements of the Securities Exchange Act of 1934, Perrigo Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PERRIGO COMPANY

By:	/s/ Todd W. Kingma

Name:	Todd W. Kingma
Title:	Executive Vice President, General Counsel and Secretary
Dated:	December 30, 2013